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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                 GAINSCO, INC.
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                   363127101
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                                 (CUSIP Number)


          Joseph D. Macchia; 1409 Indian Creek Drive; Fort Worth Texas
                            76107-3520; 817-763-8922
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 10, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule,, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                  SCHEDULE 13D

CUSIP NO. 363127101
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                               Joseph D. Macchia
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                              Personal Funds (PF)
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,361,988
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,361,988
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,361,988
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     Individual (IN)
--------------------------------------------------------------------------------

INSTRUCTIONS FOR COVERAGE PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)    The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D


Item 1       SECURITY AND ISSUER

             This statement relates to shares of common stock, par value $ share (the "Stock"), of
             a                          corporation (the "Issuer").  The
             principle executive offices of the Issuer are located at


             ----------------------------------------------------------------


             ----------------------------------------------------------------


Item 2       IDENTITY AND BACKGROUND


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------


Item 3       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

             REPORTING PERSON      SOURCE OF FUNDS       AMOUNT OF FUNDS


             ----------------------------------------------------------------


Item 4       PURPOSE OF TRANSACTION


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------


             ----------------------------------------------------------------

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 ------------------------------------------------------------


                 ------------------------------------------------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                 ------------------------------------------------------------


                 ------------------------------------------------------------


Item 7.          MATERIAL TO BE FILED AS EXHIBITS.


                 ------------------------------------------------------------


                 ------------------------------------------------------------


                                          SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 10, 1999
      --------------------




                                        By: /s/ JOSEPH D. MACCHIA
                                            ----------------------------------
                                                Joseph D. Macchia